exhibit 99.1

For Immediate Release	Date: March 15, 2018
18-11-TR

Teck Announces Appointment of Kieron McFadyen as
Senior Vice President, Energy

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that Kieron McFadyen will be appointed Senior Vice President, Energy, with effect from Monday, March 19, 2018. Mr. McFadyen succeeds Ray Reipas, who began a phased retirement in 2016 and will retire from Teck on April 30, 2018.

Mr. McFadyen brings to the role more than 30 years of technical, operational and commercial experience. He most recently held the position of Executive Vice-President and President, Upstream Oil and Gas with Cenovus Energy. Prior to that, he held progressively senior roles with Royal Dutch Shell plc during his nearly three decades with that company.

“I am pleased to welcome Kieron to Teck,” said Don Lindsay, President and CEO. “His extensive experience and proven ability to drive value creation within complex, large-scale operations make him ideally suited to lead Teck’s energy business unit.”

Mr. McFadyen holds a Bachelor of Science, Mechanical Engineering, from the University of Glasgow.

Teck would like to thank Mr. Reipas for his significant contributions to Teck and the resource industry during his successful career that has spanned nearly 40 years, including 10 years with Teck.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com